UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

SHARED CAPITAL COOPERATIVE

(Exact name of issuer as specified in its charter)

Minnesota	41-1621896
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification Number)

2388 University Ave W, Suite 300, St. Paul, Minnesota 55114

(Full mailing address of principal executive offices)

612-767-2100

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this section in conjunction with (i) Shared Capital’s financial statements and (ii) the section entitled “Description of Shared Capital’s Business,” in Form 1-A, Part II, Item 7.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in Form 1-A.

Financial Performance

Shared Capital is a growing loan fund with healthy financials and a steadily growing loan portfolio. In the five years leading up to June 2023, Shared Capital’s assets more than doubled, growing from $11.8 million to $23.9 million, as has annual revenue. 2023 year-end lending projections were surpassed in July.

The gross profit from lending activities increased by 5.8% in 2021, 11.1% in 2022, and is on pace to triple that in 2023. Contributed revenue from grants and donations have also increased over time, averaging less than $100,000 per year before 2018 before settling into the $1.2-$1.4 million per year range, spiking to $2.6 million in 2021.

Operating Results

Increases in gross profit have been driven primarily by growth in annual lending volume (both in number of loans and average loan amount), resulting in greater outstanding loans receivable and higher earned revenue from interest and fees.

Major Capital and Funding Sources

Shared Capital has raised $3,638,000 in new capital from 77 investors through this national Direct Public Offering, with $2,684,000 from issuance of Notes and $954,000 from the sale of Shares.

The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities , and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI).

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with more than 700 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and also depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines. These awards do not substantially fund operations – they are primarily used for lending capital.

In 2019, Shared Capital received a one-time $5 million multi-year award from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business.

Liquidity and Capital Resources

Shared Capital’s cash and near-cash assets grew significantly between 2020 to 2022 due to increased governmental and private grants and investments, particularly in response to the economic hardships of the COVID-19 pandemic. Our annual lending has grown significantly during 2022 and 2023, with $7.4 million in loans closed in 2022 and over $6.5 million in loans closed in the first six months of 2023. The lending activities have deployed the cash amassed over the past three years, and we anticipate tighter cash at the end of 2023 and in 2024, as we raise new capital through grants and investments to keep pace with demand for loans. At this time, there are no planned capital expenditures that would deplete cash reserves.

Portfolio Risk and Loan Losses

The Cooperative has a successful 45-year track record of lending, but from time to time we have experienced loan losses due to unexpected changes in the market. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives, resulting in the loss by Shared Capital of two significant loans to housing co-ops in 2008 and 2011. Likewise, economic downturn or unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses.

Trend Information

Over the past eight years, we have witnessed a growing interest in cooperative models as solutions to economic and racial equity challenges, and the interest has intensified as a result of the COVID-19 pandemic. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. In addition, we are seeing growing interest from philanthropy, government, and private investors in investing in cooperative development and in investing through CDFIs. We expect this focused interest to provide the opportunity for continued growth in the capital available for our work over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities that continue to emerge signal a high likelihood that grant and contribution revenue may continue to be available for the next several years, as we continue to increase our self-sufficiency and reduce our reliance on grants for operations.

Item 2. Other Information

n/a

Item 3. Financial Statements

Shared Capital Cooperative

Balance Sheets

June 30, 2023 and December 31, 2022 and 2021 and 2020

	30-Jun
	2023	2022	2021	2020
ASSETS
CURRENT ASSETS
Cash	3,057,367	6,057,325	8,444,879	2,840,985
Accounts Receivable	898,215	616,373	190,676	446,777
Prepaid Expenses	102,388	105,486	94,593	26,787
Accrued Interest Receivable	103,136	82,979	78,598	61,355
Current Portion of Notes Receivable	5,627,864	4,843,226	3,549,654	2,328,571
Total Current Assets	9,788,970	11,705,389	12,358,400	5,704,475

Property and Equipment - Net	18,896	25,701	28,685	19,937
Intangible Assets - Net	9,198	10,527	13,187	15,846

OTHER ASSETS
Security Deposit	3,000	3,000	3,000	3,000
Equity in Other Cooperatives	300,000	300,000	154,560	154,560
Deposit in Other Cooperative	5,075	5,075	5,000	5,000
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	13,586,795	10,732,349	8,245,907	9,996,331
Right of Use Asset	140,796	155,968
Deferred Taxes	14,000	14,000	87,000	456,000

Total Assets	23,866,730	22,952,009	20,895,739	16,355,149

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	18,914	56,137	17,721	22,733
Accrued Expenses	42,424	28,125	19,508	15,944
Deferred Revenue	2,228,373	1,755,675	735,688	100,000
Funds Held for Others	335,970	298,913	331,039	324,749
Income Taxes Payable	-	36,188	31,020	17,998
Current Portion of Accrued Interest Payable	208,232	195,134	173,168	141,209
Current Portion of Operating Lease Liabilities	31,622	30,766
Current Portion of Long-Term Debt	2,491,390	2,727,428	3,368,186	3,509,525
Total Current Liabilities	5,356,925	5,128,366	4,676,330	4,132,158

LONG-TERM LIABILITIES
Operating Lease Liabilities Net of Current Portion	109,174	125,202
Accrued Interest Payable Net of Current Portion	170,692	167,599	150,991	124,234
Long-Term Debt Net of Current Portion and Loan Costs	14,009,392	13,416,226	12,840,893	9,348,073

Total Liabilities	19,646,183	18,837,393	17,668,214	13,604,465

EQUITY
Preferred Stock, $10 Par Value, 500,000 Shares Authorized,	3,636,177	3,390,975	2,590,147	2,504,467
Common Stock - Voting, $10 Par Value, 1,000 Shares Authorized,	4,510	4,340	4,170	3,920
Common Stock - Nonvoting, $10 par Value, 500,000 Shares	1,556,476	1,555,901	1,557,901	1,557,921
Additional Paid-In Capital	793,221	659,292	657,590	642,893
Retained Patronage	99,077	99,077	82,785	42,090
Accumulated Deficit	(1,868,914)	(1,594,969)	(1,665,068)	(2,000,597)

Total Equity	4,220,547	4,114,616	3,227,525	2,750,694

Total Liabilities and Equity	23,866,730	22,952,009	20,895,739	16,355,159

Shared Capital Cooperative

Income Statements

June 30, 2023 and December 31, 2022 and 2021 and 2020

	30-Jun
	2023	2022	2021	2020
REVENUE
Interest Income - Loans	542,211	956,637	871,207	743,138
Interest Income - Cash Accounts	42,145	42,996	13,580	7,919
Loan Fees	139,877	153,080	107,873	122,273
Loan Recovery Income	-	-	11,826	53,299
Grants and Contributions	518,786	1,365,831	2,634,706	1,178,054
Consulting Income	15,000	8,000	700	3,900
Other	3,797	20,202	10,000	9,400

Total Revenue	1,261,816	2,546,746	3,649,892	2,117,983

EXPENSES
Provision for Loan Losses	239,835	212,972	912,731	260,568
Personnel	594,270	947,969	680,657	555,009
Outside Services	68,291	145,452	419,267	93,839
Interest	184,303	358,900	303,233	226,509
Contributions	101,604	209,921	185,000	210,000
Professional Servies	66,432	88,661	81,558	66,473
Advertising	16,920	62,061	60,139	26,815
Occupancy	30,135	55,305	55,096	50,896
Office Supplies	26,436	32,790	34,070	32,332
Depreciation and Amortization	8,135	19,411	18,732	15,834
Seminars, Travel, Training	28,045	80,354	12,884	13,497
Fees	8,004	5,793	11,239	1,577
Dues	7,200	8,557	8,749	8,621
Board Expense	-	1,763	824	46

Total Expenses	1,379,610	2,229,909	2,784,179	1,562,016

Net Income Before Income Taxes and Patronage Dividend	(117,794)	316,837	865,713	555,967

Provision for Income Taxes	(27,941)	(126,532)	(417,809)	(177,998)
Patronage Dividend		(17,402)	(40,695)	(29,726)

Net Income	(145,735)	172,903	407,209	348,243

Shared Capital Cooperative

Cash Flows

June 30, 2023 and December 31, 2022 and 2021 and 2020

	30-Jun
	2023	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	(145,734)	172,903	407,209	348,243
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities
Depreciation and Amortization	8,135	19,411	18,732	15,834
Change in Loan Loss Allowance	(146,960)	212,973	544,567	131,461
Amortization of Operating Lease Right-of-Use Asset	15,172	32,181
Deferred Taxes	-	73,000	369,000	160,000
(Increase) Decrease in Assets
Accounts Receivable	(281,843)	(425,697)	256,101	(139,680)
Prepaid Expenses	3,098	(10,893)	(67,806)	(723)
Accrued Interest Receivable	(20,157)	(4,381)	(17,243)	(15,638)
Equity Investments in Other Cooperatives (Net)	-	(145,440)
Membership Equity in Other Cooperatives	-	(75)	-	-
Increase (Decrease) in Liabilities
Accounts Payable	(37,224)	38,416	(5,002)	(4,788)
Accrued Expenses	14,298	8,617	3,564	(150)
Deferred Revenue	472,698	1,019,987	635,688	92,000
Operating Lease Liabilities	(15,172)	(32,181)
Funds Held for Others	37,057	(32,126)	6,290	41,353
Income Taxes Payable	(36,188)	5,168	13,022	17,342
Accrued Interest Payable	16,191	36,607	58,716	(73,543)

Net Cash Flows from Operating Activities	(116,629)	968,470	2,222,838	571,711

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Notes Receivable	2,784,552	2,934,807	2,890,587	2,069,704
Purchases of Property and Equipment	-	(13,767)	(24,821)	(3,180)
Issuance of Notes Receivable	(6,276,675)	(6,927,794)	(2,905,813)	(4,205,851)
Purchases of Mission Equity Investments			-	-

Net Cash Flows from Investing Activities	(3,492,123)	(4,006,754)	(40,047)	(2,139,327)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Long-Term Debt	689,012	1,697,151	4,366,875	2,914,641
Payments on Long-Term Debt	(332,326)	(1,753,920)	(1,016,281)	(722,750)
Payments of Debt Issuance Costs		(9,100)
Amortization of Loan Costs	443	2,411	887	886
Purchases of Common Stock	28,375	4,572	17,280	25,745
Redemptions of Common Stock	(7,609)	(4,700)	(2,353)	(3,590)
Purchases of Preferred Stock	230,900	698,024	14,000	340,000
Patronage Dividend Retained	-	17,402	40,695	29,726
Redemptions of Retained Patronage	-	(1,110)	-	(6)

Net Cash Flows from Financing Activities	608,795	650,730	3,421,103	2,584,652

Net Change in Cash	(2,999,957)	(2,387,554)	5,603,894	1,017,036

Cash at Beginning of Year	6,057,325	8,444,879	2,840,985	1,823,949

Cash at End of Period	3,057,368	6,057,325	8,444,879	2,840,985

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	183,785	317,915	243,630	299,166
Cash Paid for Income Taxes	27,941	69,260	17,998	656

Shared Capital Cooperative

Changes in Stockholder Equity

December 31, 2022 and 2022, and June 30, 2023

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2021	2,590,147	4,170	1,557,901	657,590	82,785	(1,665,068)	3,227,525

Purchases	698,024	170		4,402			702,596
Redemptions		(10)		(4,690)	(1,110)		(5,810)
Stock Converted		10	(2,000)	1,990			-
Preferred Stock Dividend	102,804					(102,804)	-
Patronage Dividend					17,402		17,402
Net Income						172,903	172,903

Balance December 31, 2022	3,390,975	4,340	1,555,901	659,292	99,077	(1,594,969)	4,114,616

Purchases	230,900	190	25	24,146			255,261
Redemptions		(10)		(3,585)			(3,595)
Stock Converted		(10)	550	(540)			-
Preferred Stock Dividend	128,210					(128,210)	-
Patronage Dividend							-
Net Income						(145,734)	(145,734)

Balance June 30, 2023	3,750,085	4,510	1,556,476	679,313	99,077	(1,868,913)	4,220,548

Item 4. Exhibits

n/a

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shared Capital Cooperative, a Minnesota Cooperative Corporation

By

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	September 20, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	/s/ Christina Jennings
Name	Christina Jennings
Title	Executive Director
Date	September 20, 2023

Signature	/s/ Mark Downey
Name	Mark Downey
Title	Director of Finance and Operations
Date	September 20, 2023

Signature	/s/ Holly Jo Sparks
Name	Holly Jo Sparks
Title	Treasurer and Director
Date	September 20, 2023